SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NETWORK CN INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

64125G 10 0
(CUSIP Number)

Mr. Godfrey Chin Tong Hui
Suite 3908, Shell Tower, Times Square,
1 Matheson Street, Causeway Bay, Hong Kong
(852) 2833-2186

copies to:
Scott C. Kline
Pillsbury Winthrop Shaw Pittman
50 Fremont Street
San Francisco, California 94105-2228
(415) 983-1523
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64125G 10 0

1.	NAMES OF REPORTING PERSONS GODFREY CHIN TONG HUI
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	65,525,558
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	65,525,558
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,525,558
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%(1)
14.	TYPE OF REPORTING PERSON IN

 (1) A total of 422,522,071 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of December 23, 2010.  For beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Item 1.  Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of Network CN Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices is located at Suite 3908, Shell Tower, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

Item 2.  Identity and Background.

(a)           The persons filing this Statement is Mr. Godfrey Chin Tong Hui, a natural person.

(b)           The address of Mr. Hui is Suite 3908, Shell Tower, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(c)            Mr Hui is the director and deputy CEO of the Issuer.

(d)-(e)     During the last five years,  Mr. Hui has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Hui is a citizen of Hong Kong.

Item 3.  Source and Amount of Funds or Other Consideration.

An aggregate of 54,390,558 shares of Issuer’s common stock for which certain shareholders of Issuer held sole voting and investment power, were gifted (for no consideration) to Mr. Hui (the “Gift Transaction”). The Gift Transaction increased the number of shares of the Issuer’s common stock beneficially owned by Mr. Hui from 11,135,000 to 65,525,558 and increased the percentage of the Issuer’s common stock beneficially owned by Mr. Hui from 2.6 % to 15.5%.

Item 4.  Purpose of Transaction.

Mr. Hui acquired the Issuer’s Common Stock pursuant to the transactions described in Item 3 above.

Except as set forth in this Statement, Mr. Hui has made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)           For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Hui beneficially owns and controls the 65,525,558 shares of the Issuer’s Common Stock. Such shares represent 15.5% of the outstanding shares of the Issuer’s Common Stock (based on 422,522,071 shares of Common Stock outstanding as of November 8, 2010, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 8, 2010).

(b)           Mr. Hui has sole voting and dispositive power over the 65,525,558 shares of the Issuer’s Common Stock. Mr. Hui does not own any other securities of the Issuer.

(c)           Other than the transactions described Item 3 above, Mr. Hui has not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)           No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)            Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2010

/s/ Godfrey Chin Tong Hui
Mr. Godfrey Chin Tong Hui